FORM U-6B-2
CERTIFICATE OF NOTIFICATION
under the Public Utility Holding Company Act of 1935 ("Act")
     The Union Light, Heat and Power Company ("ULH&P"), a Kentucky corporation and electric and gas utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Securities and Exchange Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:
1.     Type of security: debentures.
2.     Issue, renewal or guaranty:  issuance.
3.     Principal amount:  $20,000,000.
4.     Annual rate of interest:  6.50%.
5.     Date of issue:  April 30, 1998.
6. Date of maturity: April 30, 2008, subject to prior redemption in whole at option of ULH&P at any time upon 30 days' notice.
7.     Purchaser:  Chase Securities Inc., as underwriter.
8.     Collateral:  None.
9.     Net proceeds:  approximately $19,750,400.
10.    Use of proceeds:  (i) Repayment of short-term indebtedness and (ii)
           construction program.
11.    Exemption claimed:  Rule 52(a).

                                The Union Light, Heat and Power Company
                                By: /s/ William L. Sheafer
                                   Vice President & Treasurer

Dated: May 5, 1998